SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: March 14, 2011

List of materials

Documents attached hereto:

i) Press Release announcing Sony Group Operations Affected by Pacific Coast of Tohoku Earthquake, Tsunami and Related Power Outages.

1-7-1 Konan, Minato-ku
For immediate release	Tokyo 108-0075

Sony Corporation
March 14, 2011

Sony Group Operations Affected by
Pacific Coast of Tohoku Earthquake, Tsunami and Related Power Outages

(Tokyo, March 14, 2011) – Operations at several Sony Corporation and Sony Group sites and facilities have been affected by the Pacific Coast of Tohoku Earthquake and tsunami, and Sony is monitoring the status of each of these sites on an on-going basis, while also considering the most effective recovery measures.  Sony also has responded to reports of widespread power outages by voluntarily suspending operations at several sites.  No significant injuries have been reported to employees working at any of these sites when the earthquake or tsunami occurred.

The company is currently evaluating the full impact of the earthquake, tsunami and related power outages on Sony’s businesses and consolidated financial results.

As of 11:00 am, March 14 (JST), manufacturing operations have been suspended at the following affected production sites:

・	Sony Chemical & Information Device Corporation,

➢	Tagajyo Plant (Miyagi Prefecture) <Magnetic Tapes, Blu-ray Discs etc.>

➢	Tome Plant, Nakada/Toyosato Sites (Miyagi Prefecture) < Optical devices, IC cards etc.>

・	Sony Shiroishi Semiconductor Inc. (Miyagi Prefecture) <Semiconductor Lasers etc.>

・	Sony Energy Devices Corporation, Koriyama Plant (Fukushima Prefecture) <Lithium Ion Secondary Batteries etc.>

・	Sony Energy Devices Corporation, Motomiya Plant (Fukushima Prefecture) <Lithium Ion Secondary Batteries etc.>

・	Sony Manufacturing Systems Corporation, Kuki Plant (Saitama Prefecture) <Surface mounting equipment etc.>

・	Sony DADC Japan Inc., Ibaraki Facility (Ibaraki Prefecture) <CDs, DVDs etc.>

In addition to these manufacturing sites, Sony Corporation Sendai Technology Center (Tagajyo, Miyagi) has ceased operation due to earthquake damage.  While certain production sites in Japan other than those listed above have been moderately affected, there has been no report of employee injury or facility damage, and operations continue.  Possible damage at other Sony Group companies in Japan is currently being reviewed.  Additionally, Sony Chemical & Information Devices Corporation, Kanuma Plant (Tochigi Prefecture), Sony Energy Devices Corporation, Tochigi Plant (Tochigi Prefecture) and Sony Corporation Atsugi Technology Center (Atsugi, Kanagawa) temporarily suspended operations on a voluntary basis, to assist with the alleviation of widespread power outages.

Media Inquiries: Corporate Communications, Sony Corporation　Tel: 03-6748-2200

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